Exhibit 99.2

RADCOM LTD.

___________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

 ___________________________

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. will be held on Tuesday, August 16, 2016 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:.

(1)	To re-elect the following members of our Board of Directors: Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Rachel (Heli) Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors for a fourth three-year term;

(3)	To approve an amendment to our Amended and Restated Articles of Association;

(4)	To approve the compensation to be paid to our directors;

(5)	To approve amendments to our Compensation Policy;

(6)	To approve the compensation to be paid to Yaron Ravkaie, our Chief Executive Officer;

(7)	To approve the bonus to be paid to the Active Chairwoman of our Board of Directors;

(8)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2015; and

(10)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 19, 2016. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on July 12, 2016 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israel Companies Law, 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +9723-6474681 no later than August 7, 2016. Any position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Rachel (Heli) Bennun

Active Chairwoman of the Board of Directors

Dated: July 12, 2016

Our audited financial statements for the fiscal year ended December 31, 2015, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2016 with the SEC and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 69719, ISRAEL

___________________________

PROXY STATEMENT

___________________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2016 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 16, 2016 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Rachel (Heli) Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors for a fourth three-year term;

(3)	To approve an amendment to our Amended and Restated Articles of Association;

(4)	To approve the compensation to be paid to our directors;

(5)	To approve amendments to our Compensation Policy;

(6)	To approve the compensation to be paid to Yaron Ravkaie, our Chief Executive Officer;

(7)	To approve the bonus to be paid to the Active Chairwoman of our Board of Directors;

(8)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst and Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors, to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2015; and

(10)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 19, 2016. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

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You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on July 12, 2016 will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about July 15, 2016, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israel Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +972-3-6474681 no later than August 7, 2016. Any position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

On July 7, 2016, we had 11,317,590 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of July 7, 2016 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the SEC, and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC. The percentage of outstanding Ordinary Shares is based on 11,317,590 Ordinary Shares outstanding as of July 7, 2016.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,998,383	25.9%
G2 Investment Partners Management LLC (4)	865,323	7.4%
All directors and executive officers as a group, except Zohar Zisapel (10 persons) (5)	271,000	2.3%

* Represents beneficial ownership of less than 1% of the outstanding Ordinary Shares.

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of July 7, 2016.
(2)	For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of July 7, 2016. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.
(3)	Includes (i) 2,381,472 Ordinary Shares held of record by Mr. Zohar Zisapel, (ii) 13,625 Ordinary Shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel (“K&M”), (iii) 299,416 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd (“Klil”), an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 298,870 Ordinary Shares held of record by Lomsha Ltd. (“Lomsha”), an Israeli company wholly owned by Mr. Zohar Zisapel, (v) options to acquire 5,000 Ordinary Shares at a weighted average exercise price of $14.52 per share exercisable within 60 days. The options listed above are exercisable currently or within 60 days of July 7, 2016. This information is based on Mr. Zohar Zisapel’s Schedule 13D/A filed with the SEC on May 31, 2016.
(4)	This information is based on G2 Investment Partners Management LLC’s Schedule 13G/A, filed with the SEC on February 16, 2016.
(5)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such party, which are vested or shall become vested within 60 days of July 7, 2016) and has, therefore, not been separately disclosed. The Ordinary Shares are issuable upon exercise of options exercisable currently or within 60 days of July 7, 2016.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed on March 29, 2016 with the SEC.

ITEM 1 – RE-ELECTION OF DIRECTORS

At the Meeting, you will be asked to re-elect three directors, Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Rachel (Heli) Bennun, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors, whom you will be asked to re-elect for a three-year term as required under Israeli law, will constitute our entire Board of Directors. If re-elected, each of the directors will be entitled to receive the compensation described in Item No. 4 (if such Item is approved).

Proxies for the Meeting may not be voted for more than three nominees. Under our Amended and Restated Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors, in its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors. If elected at the Meeting, each of Mr. Matty Karp and Ms. Rachel (Heli) Bennun will hold office until the third annual general meeting following the Meeting, in accordance with the amendment to our Amended and Restated Articles of Association as described in Item No. 3 (if such Item is approved or if such Item is not approved, until the next annual general meeting following the Meeting). If elected at the Meeting, Mr. Zohar Zisapel, will hold office until the next annual general meeting. Each director will hold office until his or her successor shall have duly taken office, unless his or her office is vacated earlier under any relevant provision of our Amended and Restated Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel, 67, a co-founder of our company, has served as a member of our Board of Directors since our incorporation in 1985 and served as our Chairman from our incorporation until September 10, 2015. Mr. Zisapel is also the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT) and a director of Amdocs Ltd. (NYSE: DOX) as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Matty Karp, 67, has served as a member of our Board of Directors since December 2009. From 1997 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp serves as a director of Elta and has served as a director of a number of other companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

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Ms. Rachel (Heli) Bennun, 63, has served our Active Chairwoman since September 10, 2015, and as a member of our Board of Directors since December 2012. In addition, Ms. Bennun has served as a consultant to our Company’s management since January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ: ARLC) (“Arel”), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994). In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel’s board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) (“ArelNet”), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO from 1998 until 2001, during which time ArelNet went public on the TASE. In 2004, Ms. Bennun resumed her position as ArelNet’s CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005. From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in industrial and management engineering from Ben-Gurion University. Ms. Bennun is the life partner of Mr. Zohar Zisapel, a member of our Board of Directors and our largest shareholder and who may be deemed a “controlling shareholder” of Radcom.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors until the next annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors for the maximum term provided under Article 39(c) of our Amended and Restated Articles of Association, effective immediately.”

“RESOLVED, that Ms. Rachel (Heli) Bennun be and hereby is re-elected to serve as a member of our Board of Directors for the maximum term provided under Article 39(c) of our Amended and Restated Articles of Association, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

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ITEM 2 RE-ELECTION OF EXTERNAL DIRECTORS

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. We currently have two external directors, both of whom are up for re-election at the Meeting.

No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one external director must be of the other gender.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Mr. Uri Har and Ms. Irit Hillel. Our Board of Directors has determined that Ms. Hillel has the requisite “accounting and financial expertise” and that Mr. Har has the requisite “professional qualifications.”

Any committee of the Board of Directors that is authorized to exercise powers vested in the Board of Directors must include at least one external director, and both the audit committee and compensation committee must include all of the external directors. An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”) and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

External directors are elected by the shareholders. In general, external directors serve for an initial three-year term, which may be extended for up to two additional three-year terms. The term of office for external directors traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, in increments of additional three-year terms, in each case, provided that, in addition to the general criteria for re-election of external directors: (1) the audit committee and subsequently the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company; and (2) prior to the approval of the re-election of the external director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term. External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an external director ceases to meet the statutory qualifications with respect to his or her appointment or if the external director violates his or her duty of loyalty to the company.

Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007, for a second three-year term at our 2010 annual general meeting of shareholders, held on November 1, 2010, and for a third three-year term at our 2013 annual general meeting of shareholders, held on June 30, 2013. Accordingly, at the Meeting, you will be asked to re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a fourth three-year term, effective immediately. Our Board of Directors has determined that Mr. Uri Har and Ms. Irit Hillel each qualifies as an external director within the meaning of the Companies Law, after receiving from each of them a declaration confirming his/her qualifications under the Companies Law to be elected as an external director. Our Audit Committee and Board of Directors determined that that the continued service of each of Mr. Uri Har and Ms. Irit Hillel as an external director for a fourth term is in our company’s best interest due to their vast expertise and special contribution to the work of our Board of Directors and its committees.

If re-elected, Mr. Uri Har and Ms. Irit Hillel will each receive the compensation described in Item No. 4 (if such Item is approved).

Set forth below is a brief biography of each of the nominees for external director, based upon our records and information furnished to us by each of them.

Mr. Uri Har, 79, has served as one of our external directors since October 2007. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006. Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attaché in the United States and Canada. Among his various positions in the Israeli Navy, he served for three years (1977-1980) as Head of the Budget and Comptroller Department. Mr. Har holds a B.Sc. and an M.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology.

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Ms. Irit Hillel, 51, has served as a director since October 2007. She has spent the last 20 years as an entrepreneur and senior executive in digital media, technology and investment firms. She currently serves as Senior Manager & Venture Outreach & Investment, Office of the CTO, at HP Inc. (Nasdaq: HPQ). She is also a board member of Imagesat NV, and is on the advisory board of BioGaming. From 2005 until 2008 she was Managing Director at Magnolia Capital Partners, managing the operations in Israel of Thomas Weisel Partners and Nomura, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles. Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of external directors, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the election of the external directors or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the election of the external directors, does not exceed two percent of the outstanding Ordinary Shares.

Under the Companies Law:

●	a “controlling shareholder” for this purpose is any shareholder who has the ability to direct Radcom’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Radcom. To the knowledge of Radcom, other than Mr. Zohar Zisapel, who may be deemed a controlling shareholder, there is no shareholder who is a controlling shareholder; and

●	a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mr. Ran Vered, our Chief Financial Officer, at +972-77-774-5060 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Uri Har be and hereby is re-elected to the Board of Directors for a fourth three-year term as an external director, effective immediately.”

“RESOLVED, that Ms. Irit Hillel be and hereby is re-elected to the Board of Directors for a fourth three-year term as an external director, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

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ITEM 3 – APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED ARTICLES OF ASSOCIATION

At the Meeting, we will seek shareholder approval of an amendment to our Amended and Restated Articles of Association to extend the length of service of our non-external directors until up to the third annual general meeting following the annual general meeting at which such director was appointed, in order to generally align the term of service of our external and non-external directors .. Pursuant to Article 39(c) of our current Amended and Restated Articles of Association, each of our non-external directors serves until the annual general meeting following the annual general meeting at which such director was appointed.

Accordingly, we propose to amend Article 39(c) of our Amended and Restated Articles of Association as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to each of our Amended and Restated Articles of Association.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Article 39(c) of our Amended and Restated Articles of Association be amended with the changes marked below:

39. Election and Removal of Directors

(c) Directors (other than External Directors) shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, or by the Board of Directors. In the event that Directors are appointed by the Board of Directors, such Directors shall be adopted by Shareholders’ Resolution at the first extraordinary or annual general meeting of the shareholders following the date upon which the Director was appointed by the Board of Directors. Each Director shall serve, subject to Article 42 hereof, and with respect to a Director appointed pursuant to Article 41 hereof, subject to such Article, until up to the third Annual General Meeting ~~next~~ following the Annual General Meeting at which such Director was appointed, or his earlier removal pursuant to this Article 39. The shareholders shall be entitled to remove any Director(s) from office, all subject to applicable law.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 4 – APPROVAL OF THE COMPENSATION TO BE PAID TO OUR DIRECTORS

At the Meeting, you will be asked to approve the compensation described below to be paid to each of our directors. Under the Companies Law, the compensation of directors requires the approval of our Compensation Committee, Board of Directors and shareholders, in that order. On July 11, 2016, our Compensation Committee and our Board of Directors, approved the below compensation terms, subject to approval of our shareholders. We propose to pay our directors (other than to Ms. Rachel (Heli) Bennun, the Active Chairwoman of our Board of Directors) cash compensation which is equal to the minimum cash compensation payable, from time to time, pursuant to the Compensation Regulations to external directors of companies with shareholders’ equity such as ours.

We propose to pay our directors annual equity compensation for a term of three (3) years under our 2013 Share Option Plan. We will pay the Active Chairwoman of our Board of Directors 6,000 options and 9,000 RSUs for each year of service, and we will pay all our other directors 2,000 options and 3,000 RSUs for each year of service. The date of grant of the options and RSUs will be the date of the Meeting. The total number of options and RSUs will be fully vested in three (3) years over three (3) equal annual installments commencing on July 1, 2016, and will expire on the earlier of five years following the date of grant and 180 days after the director’s ceasing to serve as a director. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on July 1, 2016, which was $11.69. The exercise price per RSU will be equal to the nominal value of the underlying shares. For more information regarding options issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on March 29, 2016 with the SEC.

Reasons for the Proposal

Our Compensation Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required by our directors and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in our best interests.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the compensation to our directors in the manner presented under the proposal, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 2 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 2 above under the caption “Required Approval.”

If this Item 4 is not approved or is not approved by the threshold described above, the Compensation Committee and Board of Directors may still approve the proposal subject to specific requirements set in the Companies Law.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the compensation to be paid to our directors, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 5 – APPROVAL OF AMENDMENTS TO OUR COMPENSATION POLICY

Under amendment No. 20 to the Companies Law, companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radcom, are required to adopt a policy governing the compensation of “Office Holders.” The Companies Law defines the term “Office Holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In January 2014, our shareholders, following the recommendation of the Compensation Committee and the approval of the Board of Directors, approved a Compensation Policy for Executive Officers and Directors, which was amended in December 2015 (as amended, the “Compensation Policy”). For additional details regarding the current Compensation Policy and its approval process, see the Notice of the Extraordinary General Meeting of Shareholders which was filed with the SEC on December 4, 2013 and the Notice of the 2015 Annual General Meeting of Shareholders which was filed with the SEC on November 23, 2015.

In general, according to the Companies Law, the Compensation Policy requires the approval of our Compensation Committee, Board of Directors and shareholders, in that order. The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and must be reapproved in accordance with the above-mentioned approval process at least once every three years. In the context of such requirement to review the Compensation Policy and as the Company has gained experience in the implementation of the Compensation Policy during the time that has passed since its adoption, our Compensation Committee and Board of Directors have determined that certain provisions of the Compensation Policy should be updated, clarified or revised, and that several changes to the Compensation Policy are required. Accordingly, on July 11, 2016, they approved, subject to approval of our shareholders, to adopt an amended Compensation Policy. The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit “A” (the “Amended Policy”).

If the Amended Policy is adopted pursuant to the Companies Law, then the date of such amendment shall be deemed to be the date of adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the proposed Amended Policy is not adopted pursuant to the Companies Law, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced as of January 8, 2014, the date of its original approval by our shareholders.

According to the Companies Law, even if the shareholders do not approve the Amended Policy, the Compensation Committee and the Board of Directors may thereafter approve the Amended Policy, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed Amended Policy and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments to the Compensation Policy, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 2 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 2 above under the caption “Required Approval.”

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED that the Amended Policy, in the form attached as Exhibit “A” to the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 6 - APPROVAL OF COMPENSATION TO BE PAID TO YARON RAVKAIE, OUR CHIEF EXECUTIVE OFFICER

On January 4, 2016, we announced the appointment of Mr. Yaron Ravkaie as our new Chief Executive Officer, to succeed Mr. David Ripstein, who retired from his positions as President and Chief Executive Officer of the Company.

Pursuant to the Companies Law, in general, the terms of office and employment of our Chief Executive Officer must be consistent with the Compensation Policy and be approved by the Compensation Committee, Board of Directors and shareholders of the Company, as further detailed below. On December 13, 2015, our Compensation Committee, and on December 16, 2015, our Board of Directors, approved the below compensation, subject to approval of our shareholders.

The Company and Mr. Ravkaie have entered into an employment agreement reflecting his proposed compensation terms, which are subject to shareholder approval at the Meeting.

Any material amendment to the compensation terms shall be brought to shareholder approval.

Below is a summary of the proposed compensation terms of our Chief Executive Officer:

Base Salary: Mr. Ravkaie will be entitled to a monthly base salary of NIS 80,000 (equivalent to approximately $20,600), effective as of January 16, 2016.

Benefits: Mr. Ravkaie will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as use of a car, personal computer, managers’ insurance, vacation days and sick leave, as well as other benefits consistent with our Compensation Policy.

Equity Based Compensation: As part of Mr. Ravkaie’s compensation, Mr. Ravkaie shall be entitled to receive 15,000 options and 10,000 RSUs per each year of service out of a total of four (4) years, commencing as of Mr. Ravkaie’s commencement of employment. The date of grant of the options and RSUs will be the date of the Meeting. The options and RSUs will be fully vested in four (4) years over four (4) equal annual installments, commencing on the date of Mr. Ravkaie’s commencement of employment. The exercise price per share of all of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market at the time of the execution of Mr. Ravkaie’s employment agreement, which was $12.65. The exercise price per RSU will be equal to the par value of the underlying shares.

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Upon a transaction (i) in which all of the Company’s outstanding shares are sold and/or transferred to a third-party and (ii) Mr. Ravkaie’s termination of his employment at a time following the lapse of 3 months from the date of the closing of such transaction, 100% of the Options and RSUs not yet vested will accelerate and be deemed fully vested.

The general terms of the Options and RSUs (including their vesting, and other terms) shall be in accordance with the Company’s 2013 Share Option Plan.

Bonus Entitlement: Mr. Ravkaie will be entitled as the CEO of our Company, to an annual bonus for each of the years years ending December 31, 2016, 2017 and 2018, according to a formula which was approved at our 2015 annual general meeting of shareholders for our Chief Executive Officer and President.

Reasons for the Proposal

In approving the proposed compensation terms, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience required from our Chief Executive Officer; his responsibilities and duties; comparable executive compensation in our industry; the expected required contribution to our future growth and profitability; the other elements of compensation, including equity based compensation, payable (or proposed to be payable) to our Chief Executive Officer, as well as certain other factors set forth in the Companies Law and our Compensation Policy.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed two percent of the Company’s voting power.

For the definition of a “controlling shareholder” under the Companies Law, see Item 2 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 2 above under the caption “Required Approval.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation terms of Mr. Yaron Ravkaie, as described above in this Item 6 and upon the terms detailed therein, be, and they hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 7 - APPROVAL OF BONUS TO BE PAID TO THE ACTIVE CHAIRWOMAN OF OUR BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the payment by the Company of a cash bonus to Ms. Rachel (Heli) Bennun, the Active Chairwoman of our Board of Directors, for her special contribution to the success of the Company’s recent equity offering and the Company’s material management restructuring process. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. On June 7, 2016, our Compensation Committee and Board of Directors, approved a cash bonus of $80,000, subject to approval of our shareholders.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter is required for the approval of the payment of the cash bonus of $80,000 to be paid to our Active Chairwoman of the Board of Directors. In addition, since Ms. Bennun is a life partner of Mr. Zisapel, who may be deemed a “controlling shareholder”of our company, this matter will be approved only if either (i) at least a majority of the Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

For the definition of a “controlling shareholder” under the Companies Law, see Item 2 above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 2 above under the caption “Required Approval.”

If this Item 7 is not duly approved, the Compensation Committee and Board of Directors may still approve the proposal subject to specific requirements set in the Companies Law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the cash bonus of $80,000 to be paid to Ms. Rachel (Heli) Bennun, our Active Chairwoman of the Board of Directors, as described in the Proxy Statement, be, and the same hereby is approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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ITEM 8 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the 2017 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2015 were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2016 with the SEC and is available, along with its amendments, at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 10 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

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PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than July 19, 2016. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than July 26, 2016.

In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the General Counsel. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board of Directors may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

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The information required pursuant to the above shall be updated as of (i) the record date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

Shareholder Proposals for Annual General Meeting in 2017

Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, our 2017 Annual General Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2017 Annual General Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than August 16, 2017; provided that if the date of the 2017 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after the anniversary of the Meeting, our General Counsel must receive the written proposal by no later than the first to occur of (i) the seventh calendar day following the day on which we call and provide notice of the 2017 Annual General Meeting and (ii) the fourteenth calendar day following the day on which public disclosure of the date of such meeting is first made.

A shareholder proposal should be made in the manner set forth above mutatis mutandis, and in accordance with the provisions of the Companies Law.

For the sake of clarity, the information set forth in this section is, and should be construed, as a “preannouncement notice” of the 2017 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors,

Rachel (Heli) Bennun

Active Chairwoman of the Board of Directors

Dated: July 12, 2016

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EXHIBIT A

COMPENSATION POLICY

RADCOM LTD.

Compensation Policy for Executive Officers and Directors

As Approved by the Shareholders on [ ____ ], 2016~~3~~

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of RADCOM Ltd. ("RADCOM" or the "Company") for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this "Compensation Policy" or "Policy"), in accordance with the requirements of the Companies Law, 1999 (the "Companies Law").

Compensation is a key component of RADCOM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RADCOM's value and otherwise assist RADCOM to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to RADCOM's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RADCOM's Directors.

Under no event shall the Company be deemed by this Policy, as being obligated to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or ~~employee~~ Directors; this Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RADCOM.

The Compensation Committee and the Board of Directors of RADCOM shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

RADCOM's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly skilled and experienced personnel who will provide leadership for RADCOM's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RADCOM's values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Directors and Executive Officers with those of Company’s stockholders in order to enhance stockholder value;

2.2.	To provide the Executive Officers with a structured and balanced compensation package, including competitive salaries and benefits, performance-motivating cash and equity incentive programs; and

2.3.	To provide appropriate awards for superior individual and corporate performance.

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3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the CEO, which results in an increase of such Executive Officer's total compensation by no more than an amount equal to 2 monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company's goals while considering Company's management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	20% - 100%	0%-80%
Non Sales Executives	25% - 100%	0%-75%
Sales Executives	15% - 100%	0%-85%

(*)	Variable compensation includes annual bonuses and equity compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.	In the process of composing this Policy, RADCOM has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RADCOM (including employee-contractors and agency contractors, if any) (the "Ratio").

5.2.	The possible ramifications of the Ratio on the work environment in RADCOM were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RADCOM.

5.3.	The following is the current compensation Ratio: overall compensation of each executive, including the CEO, is not more than 8~~6~~ times the average (and median) of the overall compensation of the other employees.

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B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.	Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, RADCOM will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RADCOM's size and field of operation. To that end, RADCOM shall utilize as a reference comparative market data and practices.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation of up to 28 days per annum;

7.1.2.	Sick days of up to 30 days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	Company shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	Company ~~shall~~ may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.7.	Company ~~shall~~ may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company.

7.2.	Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company's policies and procedures.

C.	Cash Bonuses

8.	The Objective

8.1.	Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Company's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

8.2.	Company's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers' populations, as reflected in Section 9 below.

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8.3.	The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

●	financial results;

●	sales and booking results;

●	efficiency metrics;

●	internal and external customer satisfaction;

●	enterprise value;

●	execution of specific projects; and

●	attainment of milestones.

9.	The Formula

CEO

9.1.	The annual bonus of the CEO will be based on 3 components, as further set out below: measureable results of the Company, special activities and qualitative, non-measureable criteria.

9.2.	30-80% of the annual bonus will be based on the measurable results of the Company, as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable), and may include (but is not limited to) any one or more of the following criteria: profit, revenue, booking, enterprise value etc.

9.3.	0-60% of the annual bonus may be based on specific KPIs with regard to special activities, which include the following: mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be based on measurable criteria which will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.4.	A non-material portion ~~of~~ equal up to the higher of ~~20%~~3 monthly base salaries or 25% of the annual bonus actually paid ~~of~~ to the CEO~~’s annual bonus~~ may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors Consideration.

9.5.	The annual bonus will not exceed the amount of 1~~2~~.5 annual base salaries of the CEO.

Executive Officers other than the CEO

9.6.	For Executive Officers, except the CEO, the Compensation Committee and the BOD will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.7.	The annual bonus of the Executive Officers, will not exceed the following amounts:
For Non-Sales Executive Officers, the amount of 0.75 of their base annual salary;
For Sales Executive Officers, the amount of 1.5 annual salaries of their base annual salary.

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~~Non-Sales Executive Officers~~

~~9.6.~~	~~The annual bonus of a non-sales Executive Officer may be based on 3 components, as further set out below: achievement and performance of individual measurable key performance indicators, measureable results of the Company and qualitative, non-measureable criteria.~~

~~9.7.~~	~~40%-60% will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.8.~~	~~40%-60% of the annual bonus will be based on the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.9.~~	~~Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.~~

~~9.10.~~	~~The annual bonus for the Non-Sales Executive Officers will not exceed the amount of 0.75 of their annual salary.~~

~~Sales Executive Officers~~

~~9.11.~~	~~The annual bonus of a sales Executive Officer, may be based on 4 components, as further set out below: targets of the individual and/or his/her team or division; Company’s performance; individual measurable key performance indicators (KPIs) specified in Section 8.3 above; and qualitative, non-measureable criteria.~~

~~9.12.~~	~~40-100% of the annual bonus will be calculated based upon measureable targets of the individual and/or his/her team or division, such as bookings, collection, revenue, gross profit and/or profit, as compared to RADCOM's budget and work plan for the relevant year. Such measurable targets will be determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.13.~~	~~0-20% of the annual bonus will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.14.~~	~~0-20% of the annual bonus, will be calculated based upon the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).~~

~~9.15.~~	~~Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.~~

~~9.16.~~	~~The annual bonus for sales Executives Officers shall not exceed the amount of 2.5 annual salaries of the sales Executive Officers.~~

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10.	Compensation Recovery ("Clawback")

10.1.	In the event of an accounting restatement, RADCOM shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back. The compensation recovery will not apply to former Executive Officers of RADCOM.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3.	Nothing in this Section 10.3 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity Based Compensation

11.	The Objective

11.1.	The equity based compensation for RADCOM's Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers' interests with the long term interests of RADCOM and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.	The equity based compensation offered by RADCOM is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

12.	General guidelines for the grant of awards

12.1.	The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer

12.2.	As a general policy, equity based compensation for RADCOM's Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3.	The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 2 annual salaries per year of vesting on a linear basis.

13.	Acceleration and exercise of awards

13.1.	The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

13.2.	The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

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E.	Retirement and Termination of Service Arrangements

14.	Advance notice

RADCOM may provide an Executive Officer a prior notice of termination of up to 6 months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options. During the advance notice period the Executive Officer may be required to continue providing services to RADCOM.

15.	Transition period

RADCOM may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer's options during such transition period. The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer's service or employment period, RADCOM's performance during such period, Executive Officer's contribution to the achievement of RADCOM's objectives and performance and the particular circumstances of termination of employment or service.

16.	Additional Retirement and Termination Benefits

RADCOM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices and which in such event, shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer.

F.	Exculpation, Indemnification and Insurance

17.	Exculpation

Except as may be otherwise approved from time to time by the shareholders, RADCOM shall not exempt its Directors and Executive Officers from the duty of care.

18.	Indemnification

RADCOM may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RADCOM, all subject to applicable law.

19.	Insurance

19.1.	RADCOM will provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers.

19.2.	The maximum aggregate coverage for the Insurance Policy will be up to USD ~~20~~40,000,000, as may be increased or decreased from time to time by the shareholders.

19.3.	The maximum aggregate annual premium will be up to USD 2~~1~~00,000, as may be increased or decreased from time to time by the shareholders.

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G.	Board of Directors Compensation

20.	The members of Company's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.	In addition, the members of Company's Board may be granted equity based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 and US$ 500,000 with respect to the Company's chairman per year of vesting, on a linear basis, subject to applicable law and regulations.22. The Chairperson of our Board of Directors shall be entitled to receive a fixed monthly salary from the Company, for as long as such individual is acting as an active Chairperson, and the provisions of the Compensation Policy shall apply to such remuneration accordingly.

23.	For so long as the Active Chairperson receives the monthly salary, he or she will not be entitled to receive the cash remuneration received by the other members of the Board.

24.	In addition to the monthly salary, the Active Chairperson shall be entitled to an annual bonus with regard to special activities, such as mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be determined by the Compensation Committee and the BOD, and will be based on criteria defined in advance and in connection with Company’s goals and targets, and non-measurable criteria. The actual total annual bonus shall not exceed the sum of 1.5 annual salaries.

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